              NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940




         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE


         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Denver and the state of Colorado on the 28th day of March, 2002.



                                 BERGER SMALL CAP VALUE FUND II
                                 (a series of Berger Investment Portfolio Trust)



                                 By /s/ Anthony Bosch
                                    ------------------------------
                                        Anthony Bosch
                                        Vice President




Attest: /s/ Janice Teague
        -----------------------
            Janice Teague
            Vice President